JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATE

ANN COLVILLE MURPHY

May 25, 2007

By EDGAR and Fax: 202-772-9210

Ms. Joyce Sweeney

Staff Accountant

Financial Services Group

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Belvedere SoCal
Registration Statement on Form S-4
Filed March 20, 2007
File No. 333-141453

Dear Ms. Sweeney:

This letter follows Staff’s comment letter dated May 16, 2007, concerning the above captioned filing and the subsequent telephone conference of Wednesday of this week.

We appreciate your taking the time to discuss the pending accounting issues CalCAP and hope that the attached is consistent with our discussions.

Thank you for your continued cooperation in regards to this matter.

Very truly yours,

/s/ John F. Stuart

John F. Stuart

of REITNER, STUART & MOORE

john@reitnerandstuart.com

JFS:lw

cc:	Gregory Dundas, Esq. SEC
Justin Evans
Barbara Polsky, Esq.
Ken Johnson

ACCOUNTING FOR THE CALCAP LOAN PORTFOLIO

Background

Professional Business Bank has been approved by the California Pollution Control Financing Authority (“CalCAP”) to originate loans to qualified small businesses. Under the program, the borrower, CalCAP and Professional Business Bank contribute 2%, 4% and 2%, respectively, of the loan commitment amount to a loss reserve account (“CalCAP reserve account”).

The CalCAP reserve account is an interest bearing deposit account owned and controlled by CalCAP. The purpose of the CalCAP reserve account is to absorb losses on the portfolio of loans Professional Business Bank originates under the program. If Professional Business Bank decides to withdraw from the program, the remaining balance in the CalCAP reserve account after CalCAP withdraws its pro rata portion (based on its total contributions) of the account balance will be paid to Professional Business Bank. As a result, if Professional Business Bank were to withdraw from the program it will receive the borrowers’ and its contributions to the CalCAP reserve account, plus a half of the interest earned on the CalCAP reserve account, less half of the cumulative CalCAP loan losses and less administrative costs that CalCAP may have withdrawn from the CalCAP reserve account as permitted by the program. Losses in excess of the balance in the CalCAP reserve account will be borne by Professional Business Bank.

Allowance for Loan Loss (“ALL”) Methodology

For ALL purposes, Professional Business Bank has constructed a separate ALL allocation for CalCAP loans because, as asset-based loans, such loans represent a slightly higher risk than the bank’s conventional commercial and industrial loan portfolio. The companies financed under this program are considered “near bankable.” In other words, the borrowers generally do not qualify for conventional bank financing due to increased risk factors such as high leverage, limited business history and a history of loss operations. The mitigating factors to these risks include an intensified credit management process with lock boxes required for all receivable collections, audits by bank hired auditors, and intensified due diligence and analysis of the borrowers’ operations. Liens are typically placed on all assets including, in some cases, the personal residences of the guarantors. Personal guarantees by the principals of the business are required in all cases.

Applying the higher risk nature of the CalCAP loans, substantially all of which are commercial and industrial (“C&I”) loans, as well as the mitigation factors, Professional Business Bank has concluded that such loans should be assigned a loss factor that is slightly higher than the ones generally assigned to conventional C&I loans. Professional Business Bank applied this modified quantitative loss factor for the CalCAP loans and its standard qualitative loss factor to determine the ALL needs for the CalCAP portfolio. (See MD&A in previously submitted S-4 for further discussion of quantitative and qualitative loss factors.)

Proposed Accounting Treatment

Professional Business Bank will account for the CalCAP loans in the following manner:

1.	Professional Business Bank contributions to the CalCAP reserve. Professional Business Bank believes that it is appropriate to record its contributions to the CalCAP reserve (deposit) account as a receivable because such contributions will ultimately be recovered via loan loss reimbursements or returned to Professional Business Bank in conjunction with its withdrawal from the program.

2.	Borrower and CalCAP contributions to the CalCAP reserve. Borrower contributions to the CalCAP reserve account are generally funded from the loan proceeds and as such will be recorded as part of the loan receivable. While the borrower contributions to the CalCAP reserve account will benefit Professional Business Bank via loan loss reimbursements or when Professional Business Bank no longer participates in the program, Professional Business Bank will not recognize the borrower contributions as income until they are distributed to Professional Business Bank in conjunction with its withdrawal from the program. Such contributions will, however, reduce the provision for loan losses Professional Business Bank recognizes to the extent such contributions reduce its exposure to loss on the CalCAP loans. CalCAP contributions to the CalCAP reserve account will be recorded as cash as any other cash that is deposited with the bank is treated. Unlike the borrower’s contributions to the CalCAP reserve account, CalCAP’s contributions will never be recognized as income by Professional Business Bank. CalCAP’s contributions, however, will reduce the provision for loan losses Professional Business Bank recognizes to the extent such contributions reduce its exposure to loss on the CalCAP loans.

3.	Inherent losses on the CalCAP loans. As discussed above, Professional Business Bank has constructed a distinct ALL allocation methodology for calculating the inherent loss in the CalCAP portfolio at any point in time. In determining the appropriate amount of ALL to record on the CalCAP portfolio, at each balance sheet date Professional Business Bank will compare the ALL calculated under the ALL methodology to the balance in the CalCAP reserve account. If the calculated amount is less than the balance in the CalCAP reserve account, Professional Business Bank will record an ALL that reflects an amount equal to 25% of the amount calculated under the ALL allocation methodology due to the fact that 75% of such losses are borne by the CalCAP and borrower contributions to the CalCAP reserve account. If the calculated amount exceeds the balance in the CalCAP reserve account, Professional Business Bank will record an ALL that reflects an amount equal to the sum of 25% of the balance in the CalCAP reserve account plus 100% of the excess amount because 100% of losses in excess of the CalCAP reserve account balance are borne by Professional Business Bank.

4.

Losses incurred on CalCAP loans and the related distributions from the CalCAP reserve to reimburse Professional Business Bank for those losses. When actual losses are incurred on CalCAP loans, Professional Business Bank will recognize a charge off in an amount equal to the sum of the amount of such loss covered by Professional Business Bank’s contributions to the CalCAP reserve account plus losses in excess of CalCAP reserve balance. Additionally, Professional Business Bank will record a receivable from the CalCAP reserve account for the amount of loss incurred that will be reimbursed through collections of the CalCAP and borrower portion of the CalCAP reserve account.

5.	Interest paid on the CalCAP reserve account. Professional Business Bank will expense interest owed on the CalCAP reserve account as it accrues.

6.	Interest earned on borrowers’ and Professional Business Bank’s contributions to the CalCAP reserve. Professional Business Bank will recognize as interest income the portion of the interest accrued on the CalCAP reserve account relating to the borrowers’ and Professional Business Bank’s contribution to the reserve account. (Please note that for 2006 the amount of interest income on the borrowers’ and Professional Business Bank’s contributions was less than $2 thousand, which amount is not material to the bank and, therefore, was not recorded.)

7.	Distribution upon withdrawal from the program. If Professional Business Bank withdraws from the program and there is a final distribution to it from the CalCAP reserve account, Professional Business Bank will recognize the portion of the disbursement related to borrower contributions as loan fee income.

Attached are two examples of accounting entries Professional Business Bank plans to make on the CalCAP loan program. Example I shows how Professional Business Bank intends to record the contributions to the CalCAP reserve account, record the loan and related ALL, record actual losses incurred on the loans and distributions from the CalCAP reserve account to cover losses incurred. Example II demonstrates how Professional Business Bank intends to account for the final distribution from the CalCAP reserve account if it were to withdraw from the program.

Following the examples is a schedule showing the impact this proposed accounting has on Professional Business Bank’s 2006 financial statements.

Example I

Assumptions

On 7/1/06 PBB originates a $1,000,000 loan under the CalCAP program.

Entries to record the contributions to the CalCAP reserve account when loan is originated:

	Debit	Credit
Receivable from CalCAP Reserve	$20,000.00
CalCAP reserve (interest-bearing DDA in the name of CalCAP)		$20,000.00
To record PBB contribution to the CalCAP reserve (2% of $1,000,000)

Loans receivable	$20,000.00
CalCAP reserve (interest-bearing DDA)		$20,000.00
To record borrower’s contribution to the CalCAP reserve (2% of $1,000,000). Typically, the borrower contributions are funded through an initial draw on the loan.

Loans receivable	$980,000.00

Cash		$980,000.00
To record advancing remaining portion of loan

Cash	$40,000.00
CalCAP reserve (interest-bearing DDA)		$40,000.00
To record CalCAP contribution to the CalCAP reserve (4% of $1,000,000)		—

On 7/1/06 PBB determines that the inherent loss on the CalCAP loan is $70,000 exclusive of the credit support provided by the CalCAP reserve. PBB makes the following calculation to determine the ALL needs on the loan.

Loss inherent on CalCAP loan	$70,000.00
CalCAP reserve balance	$80,000.00

CalCAP reserve excess (deficiency)	$10,000.00

Because the balance of the CalCAP reserve exceeds the inherent loss on the CalCAP loan, PBB will only incur 25% of the loss due CalCAP and the borrower contributions to the CalCAP reserve, or $17,500.

Entry to record the ALL on the CalCAP loan:

	Debit	Credit
Provision for loan losses	$17,500.00
ALL		$17,500.00
To record ALL on the CalCAP loan.

On 7/31/06 PBB paid interest on the CalCAP reserve in the amount of $268.00 for July 2006.

Entries to record interest paid on CalCAP reserve and the interest earned on the borrower’s and PBB’s contributions:

		Debit	Credit
Interest expense	$268.00
CalCAP reserve (interest-bearing DDA)			$268.00
To record interest paid on CalCAP reserve DDA account
Receivable from CalCAP Reserve	$134.00
Interest income			$134.00
To record interest earned on borrower’s and PBB’s portion of CalCAP reserve (50% of $268.00).

At July 31, 2006, the impact of all of the July entries on PBB’s follows:

Balance Sheet
Assets
Cash	$(940,000.00)
Loans	1,000,000.00
Less: ALL	(17,500.00)

Loans, net of ALL	982,500.00
Receivable from CalCAP reserve (other assets)	20,134.00

$62,634.00

Liabilities and Shareholders’ Equity
Deposits	$80,268.00
Stockholders’ equity

Current year earnings	$(17,634.00)

$62,634.00

Income Statement
Interest income	$134.00
Interest expense	268.00

Net interest income before provision for loan losses	(134.00)
Provision for loan losses	17,500.00

Net interest income after provision for loan losses	(17,634.00)
Non-interest income	—
Non-interest expense	—

Net loss	$(17,634.00)

On 8/15/06 PBB determines that the inherent loss on the CalCAP loan is $100,000 exclusive of the credit support provided by the CalCAP reserve. PBB makes the following calculation to determine the ALL needs on the loan.

Loss inherent on CalCAP loan	$100,000.00
CalCAP reserve balance	$80,268.00

CalCAP reserve excess (deficiency)	$(19,732.00)

Because the balance of the CalCAP reserve is less than the loss on the CalCAP loan, PBB will incur 25% of the loss up to the balance in the CalCAP reserve and 100% of the loss in excess of the CalCAP reserve, as follows

PBB portion of CalCAP reserve	$20,134.00
CalCAP reserve deficiency	19,732.00

Inherent loss in portfolio	39,866.00

Balance in ALL	17,500.00

ALL shortfall	$22,366.00

Entry to record additional ALL for August 2006:

	Debit	Credit
Provision for loan losses	$22,366.00
ALL		$22,366.00
To record ALL on the CalCAP loan.

In 1/07 PBB liquidates the underlying collateral on the loan for $900,000, thus realizing a gross loss of $100,000. Concurrently, PBB applies for a loss reimbursement from the CalCAP reserve to the extent of its balance of $80,268.

Entries to record liquidation of collateral, write off of loan and collection of loss reimbursement from the CalCAP reserve:

	Debit	Credit
Cash	$900,000.00
Loans receivable		$900,000.00
To record proceeds from liquidation of collateral

Receivable from CalCAP	$60,134.00
ALL (charge off)	$39,866.00
Loans receivable		$100,000.00
To record the write off of the uncollectible portion of the loan and recognize as an asset Professional Business Bank’s right to collect CalCAP and borrower contributions to the CalCAP reserve account to offset losses.

CalCAP reserve (interest-bearing deposit account)	$80,268.00
Receivable from CalCAP (other asset)		$80,268.00
To record receipt of distribution from the CalCAP reserve.

Example II

Assumptions

PBB enrolled in the CalCAP program in 2006. In 2016, PBB decides to formally withdraw from the CalCAP program and notifies CalCAP of its intent. In 2011, the last outstanding CalCAP loan is repaid and the balance in the CalCAP reserve is $12,350,000.00. The balance in CalCAP reserve is comprised of the following:

CalCAP contributions	$5,000,000.00
Borrower contributions	2,500,000.00
PBB contributions	2,500,000.00
Interest earned	2,350,000.00
Distributions for loan losses	—
Distributions for CalCAP administrative costs	—

$12,350,000.00

At the time the last CalCAP loan is repaid, the PBB balance sheet accounts related to the CalCAP program have the following balances:

Assets
Cash	$7,500,000.00
Loans	—
Less: ALL	—

Loans, net of ALL	—
Receivable from CalCAP reserve (other assets)	3,675,000.00

$11,175,000.00

Liabilities and Shareholders’ Equity
Deposits	$12,350,000.00
Stockholders’ equity
Cumulative earnings (interest paid on the deposit less interest income recognized by PBB for borrowers’ and its contributions)	(1,175,000.00)

$11,175,000.00

When the final distribution is made from the CalCAP reserve, PBB will record the following entry

	Debit	Credit
CalCAP reserve (interest-bearing DDA in the name of CalCAP)	$12,350,000.00
Loan fee income		$2,500,000.00
Receivable from CalCAP Reserve		$3,675,000.00
Cash (sent to CalCAP)		$6,175,000.00
To record final distribution from CalCAP reserve account.

PROFESSIONAL BUSINESS BANK

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

	As Previously Reported	Adjustments		Restated
ASSETS
Cash and Cash Equivalents	$9,683,852	$—		$9,683,852
Interest-Bearing Deposits in Other Financial Institutions	4,899,000	—		4,899,000
Investment Securities Available for Sale	15,700,993	—		15,700,993

Total Loans	141,622,634	—		141,622,634
Deferred Loan Fees, Net of Costs	(251,917)	—		(251,917)
Allowance for Loan Losses	(1,734,000)	(135,100	)(1)	(1,869,100)

NET LOANS	139,636,717	(135,100)		139,501,617

Premises and Equipment	403,555			403,555
Federal Home Loan Bank Stock, at Cost	699,200			699,200
Accrued Interest and Other Assets	2,266,007	167,100	(1)	2,433,107

	$173,289,324	$32,000		$173,321,324

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$142,629,990	$—		$142,629,990
Federal Home Loan Bank Advances	9,500,000	—		9,500,000
Accrued Interest and Other Liabilities	1,141,314	32,000	(1)	1,173,314

TOTAL LIABILITIES	153,271,304	32,000		153,303,304

Shareholders’ Equity	20,018,020	—		$20,018,020

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$173,289,324	$32,000		$173,321,324

STATEMENT OF INCOME

For the Year Ended December 31, 2006

	As Previously Reported	Adjustments		Restated
Interest Income	$12,482,316	$—	(2)	$12,482,316
Interest Expense	3,519,432			3,519,432

Net Interest Income	8,962,884	—		8,962,884
Provision for Loan Losses	70,000	135,100	(1)	205,100

Net Interest Income After Provision for Loan Losses	8,892,884	(135,100)		8,757,784
Non-Interest Income	657,533			657,533
Non-Interest Expense	8,242,125	(135,100	)(3)	8,107,025

Income Before Income Taxes	1,308,292	—		1,308,292
Income Tax Expense	598	—		598

Net Income	$1,307,694	$—		$1,307,694

Footnote (1)

PBB Contributions to the CalCAP reserve that were previously expensed	$167,100
Additional ALL required for CalCAP loans (both disbursed and undisbursed)	$167,100
Portion of additional ALL relating to undisbursed portion of the loan that is reported in accrued liabilities	(32,000)

Reported balance of ALL related to CalCAP loans	$135,100

Footnote (2)

For 2006, the amount of interest earned on the borrowers’ and Professional Business Bank’s contributions was less than $2 thousand, and was not recorded as income as it was immaterial to the 2006 financial statements.

Footnote (3)

Amount represents the reversal of the CalCAP contributions previously expensed, net of the portion of additional ALL needs related to the undisbursed portion of CalCAP loans.